UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Pure Acquisition Corp.
(Name of Subject Company)

Pure Acquisition Corp.
(Name of Person Filing Statement)

Warrants to Purchase Shares of Class A Common Stock, par value $0.0001 per Share (Title of Class of Securities)

74621Q 114 (CUSIP Number of Class of Securities)

Jack Hightower Chief Executive Officer Pure Acquisition Corp. c/o HighPeak Pure Acquisition, LLC 421 W. 3rd Street, Suite 1000 Fort Worth, TX 76102 (817) 850-9200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

Copies to:
G. Michael O’Leary Hunton Andrews Kurth LLP 600 Travis Street, Suite 4200 Houston, Texas 77002

☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION.

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits attached hereto, this “Statement”) relates is Pure Acquisition Corp., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 421 W. 3rd Street, Suite 1000, Fort Worth, Texas 76102. The Company’s telephone number at this address is (817) 850-9200.

Securities

This Statement relates to the Company’s outstanding Public Warrants (as defined below). As of May 18, 2020, there were issued and outstanding 328,888 Public Warrants held by persons other than the Offerors (as defined below), each of which was sold as part of the units issued in the Company’s initial public offering (“IPO”). All such Public Warrants have an exercise price of $11.50 per share.

Item 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address

The Company is the person filing this Statement. The name, business address and business telephone number of the Company are set forth in Item 1 above.

Tender Offer

This Statement relates to an offer (the “Offer”) by HighPeak Energy Partners II, LP, a Delaware limited partnership (“HPEP II”), HighPeak Pure Acquisition, LLC, a Delaware limited liability company (“Sponsor”), HighPeak Energy Partners GP II, LP, a Delaware limited partnership (“HPEP II GP”), and Jack Hightower (together with HPEP II, Sponsor and HPEP II GP, the “Offerors”) to purchase 328,888 outstanding warrants (the “Public Warrants”) held by persons other than the Offerors to purchase shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of the Company, each of which was sold as part of the units issued in the Company’s IPO, which closed on April 17, 2018, pursuant to a prospectus dated April 12, 2018, at the tender offer price of $1.00 in cash per Public Warrant. The Offer is subject to the terms and conditions set forth in the Offer to Purchase, dated May 8, 2020 (together with any amendments or supplements thereto, the “Offer to Purchase”), a copy of which is filed with the Schedule TO (as defined below) as Exhibit (a)(1)(A), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”), a copy of which is filed with the Schedule TO as Exhibit (a)(1)(B). The Offer is described in a Tender Offer Statement on Schedule TO (together with exhibits and any amendments or supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission (the “SEC”) on May 8, 2020.

Pursuant to the Sponsor’s obligation under a certain letter agreement (the “Letter Agreement”), dated as of April 18, 2018, entered into with the Company in connection with the Company’s IPO, the Sponsor or an affiliate thereof was required to commence a tender offer for the Public Warrants not owned by the Sponsor or its affiliates at a price of $1.00 per Public Warrant promptly after any occurrence of (a) the Company’s announcement of an initial Business Combination or (b) following the Company’s filing of a preliminary proxy statement with respect to a proposed amendment to the Company’s second amended and restated certificate of incorporation (the “Charter”) that would affect the substance or timing of the Company’s obligation to redeem 100% of the outstanding public shares if the Company does not complete a business combination within 18 months from the closing of the IPO.

Pursuant to a vote of the Company’s stockholders, the 18-month period was subsequently extended to February 21, 2020 on October 11, 2019, extended to May 21, 2020 by a vote of the Company’s stockholders on February 20, 2020, and further extended to August 21, 2020 (the “Extended Date”) by a vote of the Company’s stockholders on May 15, 2020. The Company will hold another stockholder meeting prior to the Extended Date to seek stockholder approval of the Company’s proposed business combination with HighPeak Energy, Inc. (“HighPeak Energy”), and certain affiliate parties thereto. For more information, see the Registration Statement on Form S-4 related to the Company’s special meeting, filed with the SEC by HighPeak Energy on December 2, 2019, as amended on January 10, 2020, and as further amended on May 13, 2020 (the “Business Combination Registration Statement”).

To comply with the terms of the Letter Agreement, the Offerors commenced the Offer on May 8, 2020, promptly following the Company’s filing of the definitive proxy statement on May 5, 2020 related to the special meeting of the Company’s stockholders to approve an amendment to the Charter providing for the Extended Date.

As set forth in the Schedule TO, the business address of the Company and the Offerors are set forth under Item 1 above.

The Company does not take any responsibility for the accuracy or completeness of any information set forth in the Schedule TO which is summarized herein or any failure by the Schedule TO Filing Persons to disclose events or circumstances that may have occurred and may affect the accuracy or completeness of such information.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Conflicts of Interest

The information set forth in the section of the Offer to Purchase titled “The Offer – 5. Background and Purpose of the Offer – D. Interests of Directors and Executive Officers,” the sections of the Company’s Annual Report on Form 10-K filed with the SEC on March 13, 2020www, titled “Item 11 – Executive Compensation,” “Item 12 – Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” the section of the Company’s definitive proxy statement on Schedule 14A related to its special meeting, filed with the SEC by the Company on September 20, 2019, titled “Certain Relationships and Related Transactions,” and the sections of the Company’s Business Combination Registration Statement titled “Certain Relationships and Related Party Transactions”, “Questions and Answers About the Proposals for Pure Stockholders” and “Beneficial Ownership of Securities” are incorporated herein by reference.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

Solicitation or Recommendation

The Board of Directors of the Company has determined that it is unable to take a position, make a recommendation or express an opinion with respect to the Offer. The Board of Directors believes that the decision of a holder of Public Warrants (the “Holders”) regarding whether or not to tender its Public Warrants in the Offer is a personal investment decision based upon each individual Holder’s particular circumstances, which such circumstances the Board of Directors is unable to know or predict with respect to individual Holders. The Board of Directors believes that each Holder’s decision regarding the Offer will be based on information available to such Holder, including the adequacy of the Offer price in light of the Holder’s own investment objectives, the Holder’s views as to the Company’s prospects and outlook, including as a result of the proposed business combination, and the factors considered by the Board of Directors, as described below.

Reasons for the Inability of the Company’s Board of Directors to Take a Position

In determining that it was unable to take a position with respect to the Offer, the Board of Directors considered a number of factors, including the following:

On April 12, 2018, the registration statement on Form S-1 (File No. 333-223845) for the IPO was declared effective by the SEC. In connection with the IPO, the Sponsor committed to offer or to cause an affiliate to offer to purchase the Public Warrants sold as part of the units issued in the IPO at a purchase price of $1.00 per Public Warrant in a proposed tender offer that would commence after the announcement of the Company’s initial business combination or the filing of a proxy statement or information statement with respect to a proposed amendment to the Company’s Charter that would affect the substance or timing of the Company’s obligation to redeem 100% of the Company’s public shares if the Company does not complete a business combination within 18 months of the completion of the IPO.

Pursuant to the Company’s obligations under the Letter Agreement, the Offerors have collectively agreed to conduct the Offer to purchase 328,888 outstanding Public Warrants held by persons other than the Offerors at a price of $1.00 per Public Warrant. The Offer is not conditioned upon any minimum number of Public Warrants being tendered.

The Offerors commenced the Offer on May 8, 2020, promptly following the filing of the Company’s definitive proxy statement on May 5, 2020, pursuant to which the Offerors offered to purchase 328,888 Public Warrants held by persons other than the Offerors at a purchase price of $1.00 per Public Warrant, which offer would end at 11:59 p.m., Eastern Time, on July 31, 2020, or such later date to which the Offerors may extend the Offer.

In the event that a Holder does not tender its Public Warrants in this Offer, the Public Warrants will become exercisable 30 days after the consummation of an initial business combination of the Company for a period of five years thereafter. There will be no other redemption rights or liquidating distributions with respect to our warrants, which will expire if the Company fails to complete an initial business combination by August 21, 2020.

In addition, the Company’s Sponsor has agreed to contribute or cause an affiliate to contribute to the Company as a loan $200,000 connection with the stockholder vote to approve the business combination for each month (commencing on May 21, 2020 and on the 21st day of each subsequent calendar month thereafter) that is needed by the Company to complete a business combination from May 21, 2020 until the Extended Date (the “Contribution”).

The foregoing discussion of material factors considered by the Board of Directors is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer, the Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in determining that it is unable to take a position with respect to the Offer. In addition, individual members of the Board of Directors may have assigned different weights to different factors.

Intent to Tender

After reasonable inquiry and to our knowledge, none of our directors, executive officers, affiliates or subsidiaries currently intends to tender any Public Warrants held of record or beneficially owned by such person pursuant to the Offer.

Item 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

Except as set forth in the section of the Offer to Purchase entitled “The Offer—Fees and Expenses”, which is incorporated by reference herein, neither the Company nor the Offerors nor any person acting on their behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the Holders with respect to the Offer.

Item 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Except as set forth in (i) the section of the Business Combination Registration Statement entitled “Beneficial Ownership of Securities”, (ii) the section of the Company’s definitive proxy statement on Schedule 14A related to its special meeting, filed with the SEC by the Company on September 20, 2019 and Business Combination Registration Statement entitled “Certain Relationships and Related Party Transactions” and (iii) the section of the Offer to Purchase entitled “The Offer—Background and Purpose of the Offer,” which are incorporated by reference herein, neither the Company nor the Offerors, nor any of their directors, executive officers, affiliates or subsidiaries, has engaged in any transactions in the Public Warrants in the last 60 days.

Item 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as described in this Statement, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer or other acquisition of the Public Warrants by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. Except as described in this Statement, to the knowledge of the Board of Directors and the Company, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer which relate to one or more of the matters referred to in the preceding sentence.

Item 8.	ADDITIONAL INFORMATION.

Not applicable.

Item 9.	EXHIBITS.

The following exhibits are filed herewith:

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated May 8, 2020 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by HighPeak Energy Partners II, LP on May 8, 2020).
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by HighPeak Energy Partners II, LP on May 8, 2020).
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed by HighPeak Energy Partners II, LP on May 8, 2020).
(a)(1)(D)

Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed by HighPeak Energy Partners II, LP on May 8, 2020).

(a)(1)(E)

Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed by HighPeak Energy Partners II, LP on May 8, 2020).

(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(e)(1)

Letter Agreement, dated April 12, 2018, by and among Pure Acquisition Corp., its officers and directors and HighPeak Pure Acquisition, LLC (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-38454) filed with the SEC on April 18, 2018).

(e)(2)

Registration Rights Agreement, dated April 12, 2018, by and among Pure Acquisition Corp. and HighPeak Pure Acquisition, LLC and certain other security holders named therein (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K (File No. 001-38454) filed with the SEC on April 18, 2018).

(e)(3)

Forward Purchase Agreement, dated April 12, 2018, between Pure Acquisition Corp. and HighPeak Energy Partners, LP (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K (File No. 001-38454) filed with the SEC on April 18, 2018).

(e)(4)

Administrative Services Agreement, dated April 12, 2018, between Pure Acquisition Corp. and HighPeak Pure Acquisition, LLC (incorporated by reference to the Company’s Quarterly Report on Form 10-Q (File No. 001-38454) filed with the SEC on May 25, 2018).

(e)(5)

Form of Amended & Restated Forward Purchase Agreement between HighPeak Energy, Inc., HighPeak Energy Partners II, LP, HighPeak Energy Partners III, LP and, for limited purposes specified therein, Pure Acquisition Corp. (incorporated by reference to Exhibit E to Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 001-38454) filed with the SEC on May 4, 2020).

(e)(6)

Sponsor Support Agreement, dated May 4, 2020, between Pure Acquisition Corp. and HighPeak Pure Acquisition, LLC (incorporated by reference Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-38454) filed with the SEC on May 4, 2020).

(e)(7)

Form of Registration Rights Agreement by and among HighPeak Energy, Inc. and the holders listed on the signature pages thereto (incorporated by reference to Exhibit B to Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 001-38454) filed with the SEC on May 4, 2020).

(e)(8)

Form of Stockholders’ Agreement by and among HighPeak Energy, Inc., HighPeak Pure Acquisition, LLC, HighPeak Energy Partners I, LP, HighPeak Energy Partners II, LP, HighPeak Energy Partners III, LP, HighPeak Warrant, LLC and Jack Hightower (incorporated by reference to Exhibit A to Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 001-38454) filed with the SEC on May 4, 2020).

(e)(9)

Business Combination Agreement, dated as of May 4, 2020, by and among Pure Acquisition Corp., HighPeak Energy, Inc., Pure Acquisition Merger Sub, Inc., HighPeak Energy, LP, HighPeak Energy II, LP, HighPeak Energy III, LP, HPK Energy, LLC, and, solely for limited purposes specified therein, HighPeak Energy Management, LLC (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K (File No. 001-38454) filed with the SEC on May 4, 2020).

(g)	Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 19, 2020

PURE ACQUISITION CORP.

By:	/s/ Steven W. Tholen
Name: Steven W. Tholen
Title: Chief Financial Officer